April 15, 2020

Sonny Oh
Senior Counsel
Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Allstate Life Insurance Company: RightFit Annuity
Initial Registration Statement on Form S-1 File No. 333-236809

Dear Mr. Oh:

This letter is being submitted in response to the comments set forth in your letter dated, April 1, 2020, with respect to the above-referenced initial registration statement on Form S-1.

For your convenience, we have set forth the comments, followed by our response in bold typeface.

1.	General

a.
On the facing sheet, please revise the name of the product that appears in the table for the “Calculation of Registration Fee” and footnotes 1 and 2 to the table to reflect “indexed linked annuity contract” as provided in the first sentence under “What is the Allstate RightFit annuity?”

Response: We have updated the Form S-1 to reflect these changes.

b.
It appears the registration statement is serving as a combined prospectus under Rule 429 under the Securities Act of 1933 (“1933 Act”) that relates to File No. 333-220581 filed on September 22, 2017. Therefore, on the facing sheet, please provide the disclosure required by Rule 429 of the 1933 Act, i.e., upon effectiveness, the registration statement will also act as a post-effective amendment to the prior registration statement.

Response: We have updated the Form S-1 to add the disclosure required by
Rule 429 of the 1933 Act.

c.
Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: The Company is solely responsible for any benefits and features associated with the Contract.

d.
Significant market events have occurred since this registration statement was filed as a result of the COVID-19 pandemic. Please consider whether the company’s disclosures, including market risk disclosures, should be revised based on how these events are affecting the markets of the index that the company is using to calculate the company’s obligations under the contract. Further, given that the company’s obligations under the contract are subject to the financial strength and claims-paying ability of the company, please consider whether this disclosure should be revised based on how these events could affect the company’s financial strength and claims-paying ability. If the company believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Company has added revised disclosures as a result of the COVID-19 pandemic under Item 3, Risk Factors.

If disclosure is revised, please also consider whether performance percentages in any examples should also be revised (e.g., the reference to 4.5% for the Fair Value Index referenced in the fifth paragraph of “Fair Value Index” appearing on page 19).

Response: We believe that the 4.5% rate used in the Fair Value Index is reasonable based on historical rates and spreads seen in the market.

2.	Front Cover Page

a.
The new disclosure reflected in the third paragraph notes that existing Contract Owners may “add” to their contracts. Please reconcile this statement with the first paragraph which describes the Contract in part as a single premium contract including revising the description in the first paragraph as well as clarifying what exactly is meant by the disclosure.

If Contract Owners can make additional Purchase Payments to their Contract, please revise the prospectus accordingly (e.g., note comment 2.f.).

Response: We have updated the Form S-1 cover page to remove language indicating that existing Contract Owners may add to their contract.

b.	Provide a highlighted cross-reference to the risk factors and page on which they appear in the prospectus. Item 501(b)(5) of Reg S-K.

Response: We have updated the prospectus to add a highlighted cross-reference to the risk factors and the page on which they appear in the prospectus.

c.	Provide the name of the underwriter and disclose the nature of the underwriting arrangement. Item 501(b)(8) of Reg S-K.

Response: We have updated the Form S-1 to provide the name of the underwriter and disclose the nature of the underwriting arrangement.

d.	Provide the "subject to completion" legend. Item 501(b)(10) of Reg S-K.

Response: We have updated the Form S-1 to add the “subject to completion” legend.

e.	Please address, as applicable, the disclosure required by Item 502(b) regarding dealer prospectus delivery requirements.

Response: The Company does not believe this disclosure regarding dealer prospectus delivery requirements is required because: 1) under Section 4(a)(3) of the Securities Act, a dealer need not deliver a prospectus with respect to transactions in a security occurring 40 or more days after the effective date of a registration statement with respect to such security, and the MVA Account Options have been continuously registered for many years; and 2) pursuant to Rule 174(b) of the Securities Act, a dealer need not deliver a prospectus if the issuer is subject to the reporting requirements of the Securities Exchange Act immediately prior to the time of filing of the registration statement.

f.	Please provide the following disclosure on the front (or inside front) cover page:

i.
Index-linked annuity contracts are complex insurance and investment vehicles. Investors should speak with a financial professional about the contract’s features, benefits, risks, and fees, and whether the contract is appropriate for the investor based upon his or her financial situation and objectives.

ii.	The registrant’s obligations under the contract are subject to the financial strength and claims paying ability of the registrant.

iii.
There is a risk of loss of principal under the contract and that loss can become greater if there is an early withdrawal because it may be subject to charges and adjustments. Please also note the possibility of losses on amounts withdrawn from the contract even if the S&P 500 has risen in value since the issue date.

Response: We have added this language to the cover page.

3.	Table of Contents

Appendix A and Appendix B include headings that explain what the Appendix will be addressing. Please consider including a label for Appendix C as well.

Response: We have added “Information with Respect to the Registrant” as an explanatory heading for Appendix C.

4.	Important Terms (page 4)

a.	Please consider retaining the deleted disclosure stating that each term will appear in bold italics on the page it is first defined.

Response: We have retained the deleted disclosure.

b.	Consistent with plain English disclosure principles, please define terms in the first instance they are mentioned (i.e., sections such as the “What is the Allstate Rightfit annuity” and “The Contract at a Glance” do not provide easily accessible definitions for key terms).

Response: We have defined the terms in the first instance they are mentioned as described above. In the Contract at a Glance section we also added the page number to get more detailed information from the body of the Prospectus.

5.	What is the Allstate RightFit annuity? (page 5)

The prospectus notes that amounts in the Access Account can be withdrawn without any withdrawal charge or changes to the Fair Value Index. Please clarify here that withdrawals during the Investment Option Period are subject to these withdrawal charges and adjustments due to changes to the Fair Value Index.

Response: We have clarified that the withdrawals during the Investment Option Period are subject to these withdrawal charges and adjustments due to changes to the Fair Value Index.

6.	The Contract at a Glance (page 5)

a.
Include a brief description in the summary of any rights the company has to change or discontinue an index, either at the end or in the middle of an Investment Option Period. The summary should also note if the company has the right to recalculate index performance from the beginning of an Investment Option Period if a new index is introduced in the middle of an Investment Option Period. For example, the second paragraph under “Index” on page 20 only briefly refers to substituting a suitable Index.

Response: We added a new risk factor, “Discontinuation of Index,” to describe the Company’s rights to change or discontinue an index and the Company’s process for calculating an index performance when a new index is substituted during the Investment Option Period.

b.
Disclosure under “Investment Options” on page 7 refers generally to the applicable Ceilings and Floors by providing their respective ranges. In the fuller discussion, please specify the Ceiling and Floor rates for each of the 3 "Fits" and be clear whether such rates are at an annual basis.

Response: We added the current floor rates along with the respective ranges for each of the “Fits”. We also added language to indicate that the floor may change on each Contract Anniversary and will never be less than the rate shown on the customer’s Data Page.

c.	Disclosure under “Investment Options” should briefly summarize when investors will receive notice to reallocate Investment Options and how long they will have to make the reallocation.

Please note that the prospectus should also address the impact that reallocation from one Investment Option to another will have on the Contract. This discussion should include the impact on Performance earned in the old Investment Option and the one reallocated to as well as what Floor and Ceiling will apply. Please also discuss the impact of the reallocation on surrenders post-reallocation and clarify any other impacts of the reallocation.

Response: Currently, Contract owners do not receive a notice specific to their ability to make transfers. A mailing is sent 30 days before the anniversary date indicating their anniversary is coming up and that they should contact their agent for a review. The letter outlines deadlines for certain activities.

d.	Please disclose the maximum Withdrawal Charges applicable to each of the 3 “Fits” here.

Response: We have updated the prospectus to add maximum Withdrawal Charges. The Withdrawal charge is based on the Investment Option Period selected at issue and not the Investment Strategy or “Fit” selected.

7.	Risk Factors (page 12)

In the discussion of Risk Factors, please include the following risks and discussions:

a.
Disclose that early withdrawals can result in a loss of principal even if the index performance has been positive due to adjustments and charges that are imposed when amounts are withdrawn either before the end of a surrender charge period or the Investment Option Period.

Response: We added wording in the risk factor section to reflect that withdrawals taken during the Investment Option Period can result in a loss of principal even if the index performance has been positive due to charges and adjustments.

b.	Please disclose that the index reflects the risks of the markets it represents and can be volatile.

Response: We added a statement that the S&P 500 Index reflects the risks of the markets it represents and can be volatile.

c.	Please note that failure to provide timely notice of reallocation instructions could result in an investor remaining in an Investment Option at the start of a new Contract Anniversary.

Response: Added that failure to provide timely notice of transfer instructions at least 5 days prior to an anniversary could result in the customer remaining in an Investment Option at the start of a new Contract Anniversary

d.
Please disclose whether the Company reserves the right to discontinue an index prior to the Investment Option Maturity Date and the basis for discontinuing an index. Please also disclose how the discontinuation of the index could impact returns.

Response: We added a section describing how the discontinuation of an index is handled including a statement that any discontinuation may have an impact on returns if the substituted index is significantly different.

8.	How the Contract Works (page 12)
In light of plain English principles, please break the second paragraph into several paragraphs to reduce reading density.

Response: We have updated the prospectus to break the second paragraph into several paragraphs as noted above.

9.	Contract Values (page 16)

a.
With respect to the narratives accompanying the various definitions provided for, for example, Maturity Value, Investment Option Maturity Value, Interim Value, and Investment Option Interim Value, please revise them to provide better plain English disclosure.

For example, the narrative prior to the explanation of the formula for the Investment Option Interim Value could be better described as withdrawals taken before the end of the Investment Option Period that in the aggregate are more than a certain amount (the “Preferred Withdrawal Amount”) and therefore subject to an adjustment that may adversely affect the amount that can be withdrawn.

Response: We have updated various definitions in the prospectus to provide better plain English disclosure as noted above.

b.
The definition for the Fair Value Index should clarify the purpose of the Index, which appears to be to reflect an estimate of the then current value of the registrant’s obligations to the investor at the end of the Investment Option Period.

Response: The definition now includes a statement that the purpose of the Fair Value Index is to estimate the current value of Allstate’s obligations to the investor.

c.	Under Investment Option Interim Value on page 17, please revise the paragraph following the reference to Appendix A in plain English.

Response: We revised this paragraph as requested above.

d.
Please highlight the second sentence of the sixth paragraph following the reference to Appendix A appearing on page 19 and supplementally explain to the staff why this is the case, i.e., it is not intuitive that a value named “Fair Value Index” would lead to lower performance if the value has risen since the issue date.

Response: We have updated the prospectus to highlight the referenced sentence. The term “Fair Value Index” is used to describe the Market Value
Adjustment and reflects both the interest rate and asset spread component.
As such it behaves just like a Market Value Adjustment: when the Fair
Value Index is higher than at issue, it results in the customer receiving less on a withdrawal.

10.	Performance (page 22)

In general, formulas should be accompanied by one or more examples (e.g., examples should be provided for the performance formula provided in the Performance section).

Response: We have provided two examples to accompany the formula as noted above.

11.	Income Plans (page 31)

a.	Please make clear that choosing an Income Plan is only an option if the purchaser wishes to annuitize.

Response: We updated the disclosure to indicate that if the customer does not want an Income Plan, they need to surrender their Contract prior to the Maturity Date.

b.	The prospectus also notes that the issuer could defer making payments for up to six months. Please disclose the basis for which such a delay could occur.

Response: We revised the prospectus to reflect the basis for a delay would be at our discretion. For delays at our discretion, we would seek prior approval from the appropriate State Insurance Commissioner, if required

12.	Death of Owner (page 32)

Under each lump sum option, the beneficiary will receive the death benefit “within five years” from the date of death. Please disclose the basis for which such a delay could occur.

Response: The response was updated to remove the wording “within five years”. The actual death benefit option is simply a lump sum payment.

13.	The Contract - Distribution (page 34)

With respect to Item 508 Plan of Distribution of Reg S-K, per Item 8 of Form S-1, please also address, as applicable, the disclosure required by Item 508 including (a) (nature of underwriters obligations), (f), and (g).

Response: Item 508(a) calls for disclosure of the underwriters and their obligations; we have updated the prospectus to include the following disclosure: “Allstate Distributors L.L.C. is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered.” Item 508(f) calls for information about the underwriter’s right to appoint a member of ALIC’s board of directors. There are no such rights, so this item is inapplicable. Item 508(g) calls for a brief description of any obligations of the Company to indemnify the underwriters. The prospectus contains the following disclosure to address this item: “The underwriting agreement with Allstate Distributors provides that we will reimburse

Allstate Distributors for expenses incurred in distributing the Contracts, including any liability to Contract Owners arising out of services rendered or Contracts issued.”

14.	Experts (page 35)

Please provide file number for documents incorporated by reference.

Response: We have added SEC File No. 000-31248 to the sections incorporated by reference to Allstate Life Insurance Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020.

15.	Annual Report and Other Documents (page 45)

Please provide file number for documents incorporated by reference. Also need to provide all disclosure in the first paragraph required by Item 12(a)(2) of Form S-1, and delete third and second to last sentences of the second paragraph.

Response: We have added SEC File No. 000-31248 to the sections incorporated by reference to Allstate Life Insurance Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020. In addition, we added the required disclosure pursuant to Item 12(a)(2) of Form S-1 and deleted the third and second to last sentences of the second paragraph as noted above.

16.	Appendix A

Appendix A appears to show only limited examples, one for an increase of 5% and a second with a 2% decrease. Please employ more examples, including negative performance above and below the floor and positive performance above the cap. The examples should also highlight the differences between the percent change in the index and the percent change in the Investment Option Interim Value in the examples.

Response: We have added several additional examples as requested above.

17.	Appendix C

a.	Item 3

Please provide file number for documents incorporated by reference.

Response: We have added SEC File No. 000-31248 to the sections incorporated by reference to Allstate Life Insurance Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020.

b.	Item 11(e)

For Item 11(e), the prospectus incorporates by reference to the Company's Form 10-K, Part II, Item 8. However, Item 8 of Form 10-K asks to furnish financial statements meeting the requirements of Regulation S-X (Section 210 of this chapter), except Section 210.3-05 and Article 11 thereof.

In contrast, Item 11(e) of Form S-1 requires financial information required by Rule 3-05 and Article 11 of Regulation S-X.
Please provide accordingly.

Response: The information concerning acquisitions required by Rule 3-05 of Regulation S-X and pro forma financial statements required by Article 11 of Regulation S-X are not applicable because there were no acquisitions by Allstate Life Insurance Company. Supplementary information required by Item 302 of Regulation S-K is disclosed in response to Item 11(g) of the Form S-1.

c.	Item 11(i)

For Item 11(i), the prospectus incorporates by reference to the Company's Form 10-K, Part II, Item 9. However, Item 9 of Form 10-K asks to furnish the information required by Item 304(b) of Reg S-K.
In contrast, Item 11(i) of Form S-1 requires the information required by Item 304 of Reg S-K.
Please provide accordingly.
Response: Neither Item 304(a) nor Item 304(b) regarding changes in and disagreements with accountants on accounting and financial disclosure are applicable since there were no changes or disagreements with our independent registered public accountant.

d.	Item 11(k)

Please break out identification by directors and then executive officers, and revise applicable disclosure to better explain how each director and executive officer's experience, attributes, and skills caused management to select them.

Response: We have updated the Form S-1 to break out the identification by directors first and then executive officers. In addition, we have revised the disclosure to better explain how each director and executive officer’s experience, attributes, and skills caused management to select them.

e.	Item 11(m)

i.
For the Security Ownership of Certain Beneficial Owners table, please provide the most recent practicable date for the table and also revise its disclosure to clarify the basis for listing the beneficial ownership by Allstate Insurance Holdings, LLC and The Allstate Corporation.

Response: We have updated the beneficial ownership table to reflect common shares beneficially owned as of April 1, 2020. We also have revised the disclosure to reflect that both Allstate Insurance Holdings, LLC and The Allstate Corporation are indirect parents of Allstate Life Insurance Company.

ii.
For the Security Ownership of Directors and Executive Officers please clarify whether “Allstate” is a parent or subsidiary and revise the table to be “in substantially the tabular form indicated” in Item 403(b) of Reg S-K including use of captions such as “Title of Class” and “Percent of Class.”

Response: We have updated the Form S-1 to clarify that “Allstate” refers to The Allstate Corporation, the ultimate parent of Allstate Life Insurance Company. We have also revised the stock ownership table to add a “Percent of Class” column. As indicated in Columns (a) and (b), the security in question is common stock of The Allstate Corporation.

f.	Item 11(n)

i.	Please confirm that footnote 1 to the table is true regardless of the actual dollar amount of interest in the transaction.

Response: We confirm that Footnote 1 to the table is true regardless of the actual dollar amount of interest in the transaction. Where a related person does not have an interest in an agreement, we have noted that as “N/A.”

ii.	In the “Policies and Procedures …” section that follows, please clearly disclose whether the process is in writing. Item 404(b)(iv) of Reg S-K.

Response: We revised this disclosure as follows: “This process is documented in writing in an internal procedure that captures the review and approval process of all intercompany agreements.”

iii.	Please expand on the statement made under “Director Independence” to better explain the assertion that Allstate Life directors are not subject to director independence requirements.

Response: We expanded on the statement under “Director Independence” to better explain the assertion that Allstate Life directors are not subject to director independence requirements as follows: “Under Illinois Law, Allstate Life is not required to have independent directors.”

18.	Item 16 Exhibits

a.	Please delete exhibits 1(b) and 4(6), and add an exhibit 14.

Response: We have updated the Form S-1 to delete Exhibits (1)(b) and (4)(6). We have not added Exhibit 14, as Regulation S-K Item 601(a) does not require it for Form S-1.

b.	Replace the “Filed herewith” in Exhibit 16(a)(99) with “None” as exhibit disclosure has already been added to prospectus under caption, "Experts."

Response: We have updated the Form S-1 to reflect this change.

c.	Please account for exhibit 101 Interactive Data file.

Response: We have updated the Form S-1 to incorporate Exhibit 101 Interactive Data File by reference to Allstate Life Insurance Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020.

19.	Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Company confirms that all required exhibits or other required disclosure will be filed by pre-effective amendment to the registration statement.

I trust that these responses in this letter adequately address your comments. If you have any questions, you are welcome to call me at (847) 402-2759. Thank you for your attention to this filing.

Sincerely,

/s/ Efie Vainikos
Efie Vainikos
Senior Counsel